2020–2021

BUDGET

Creating a Culture of Action

New Brunswick / Nouveau Brunswick

Budget 2020–2021

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

Tuesday, March 10, 2020

Cover:
Service New Brunswick (SNB 12649)

Translation:
Debates Translation, Legislative Assembly

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-1907-3

ISSN 0833-5680

Printed in New Brunswick

 Think Recycling!

Table of Contents

Introduction

Mr. Speaker, today I rise to present our government's second budget.

From the first day we took office in November 2018, we knew we had to take immediate and urgent action to turn the finances of our province around.

There were five months remaining in that fiscal year, the deficit was approaching $190 million, the outgoing government had promised over a billion dollars of new spending. Capital investment of the public sector was equal to that of the private sector, that was not a good situation, Mr. Speaker.

And do you know why it makes me so proud to stand before you today?

It's because we managed to prevent an almost definite credit downgrade. This has already saved millions of dollars in interest and debt servicing costs, which we can allocate to much better purposes, as you will see today.

Mr. Speaker, it's also because of the leadership of our Premier and the fiscal discipline, the hard work of our team, that we managed to take that impossible situation we inherited and turn it into the budget I'm presenting to you today.

It's a stark difference, and it is why we can all stand very tall in front of you today, Mr. Speaker.

It is unacceptable to load up our children and grandchildren with red ink that will only serve to mortgage their future.

This is why, today, we are demonstrating to the people of New Brunswick the tangible benefits of good government and managing with a plan.

There is just no future in sending hard-earned tax dollars to the big banks, in the form of interest payments. That road can only lead to a cliff which we don't want to see.

And, you will not see that cliff on our watch.

We've turned our situation around in order to allow us today to protect our most vulnerable, our communities, help our businesses grow, and allow us to better protect our province against unexpected events.

As Premier Higgs said in the state of the province address, we have ambitious goals for our province that will reduce the economic gap in one generation.

We want to grow our population to one million and create 100,000 jobs. To do so, we need to attract 10,000 newcomers to our province every year, which will lead to improving our economy and the quality of life of the people of New Brunswick.

We know that New Brunswick will only be strong when all regions of the province are strong.

We have a plan.

Today's budget strikes an important balance between paying down debt, improving and delivering high-quality public services, and putting money back into the pockets of New Brunswickers.

We were a province that continuously increased net debt and raised taxes as a way of life. Now we are living within our means and paying down debt. Many governments promised this. We are delivering.

We have gone from a province that saw its labour force shrink by over 11,000 people between 2013 and 2017 to a province that has added 3,700 to the labour force over the last two years. The best result in a decade.

We have gone from a province that added one billion dollars in taxes over the four years of the previous government, to a province that will return some of those hard-earned dollars to New Brunswickers where it rightly belongs. This, in turn, benefits our economy.

By working together, we have made great progress in a short period of time, but there is still so much more to do.

We cannot forget that the people of New Brunswick continue to be saddled with a level of debt that is unacceptably high. Service of the Public Debt is our sixth largest budget item. Every dollar consumed by debt is one less dollar for hospitals, schools, and roads.

We are building momentum, restoring confidence, focusing on priorities, and achieving results.

Past practice is unacceptable. We cannot return to that style of politics.

When it comes to health care, we see rising demands and frequent unplanned closures of critical services.

That is not good enough, and New Brunswickers deserve better.

When it comes to education, we cannot lag behind the rest of the world.

That is not good enough, and New Brunswickers deserve better.

While there are many challenges ahead, solutions can be found. Today's budget recognizes our challenges, addresses them head-on, and creates the conditions for growth while improving our financial flexibility.

Before I proceed, I want to tell you how this budget was crafted.

This plan was developed with a bottom-up approach. We asked departments to provide input about how they could best serve the people of New Brunswick. Our plan reflects essential ongoing fiscal management while supporting critical program changes to truly transform the way government acts and delivers services.

This is a movement to a new future, and that is so important for this province.

Courage was required to embrace alternative approaches to our established commitments. Courage and a collaborative approach that we so desperately need, plus the ability to listen to the citizens of New Brunswick, and the professional public servants who serve them.

This budget is designed to continue on our path to save New Brunswick, not to save government.

Mr. Speaker, we are getting back on track. But there is more to do.

Economic and fiscal conditions

Mr. Speaker, from day one, our government has directly faced New Brunswick's challenges. This is clearly evident in our fiscal results.

When our government took office, the province was facing a deficit of nearly $190 million. We could have made decisions that resulted in yet another deficit, but we chose a different path.

We delivered a surplus.

Why is a surplus important? It's similar to running a household. We cannot continually spend beyond our means. Government must adhere to the principles of sound family budgeting. After all, those families are the taxpayers who are looking to us to be stewards of the public trust. We owe this budget to them.

Last year, for the first time in more than a decade, a balanced budget was tabled, a budget that would lead to a decline in net debt for the first time in 13 years. We also produced a surplus in 2018–2019, despite only serving in government for the final five months of that fiscal year.

I am pleased to report that we remain on track to exceed our budget projections for 2019–2020.

As noted in our recently released third quarter report, we are now projecting a surplus of $97.8 million for 2019–2020, an improvement of $74.6 million.

This is also the first time since before the global financial crisis in 2008 that a surplus was budgeted and will be successfully achieved.

While these results are positive, responsible management of our public finances is not a one-year exercise. The debt load for every woman, man and child is nearly $18,000. This represents a significant burden that will be passed on to future generations.

Recent events have created economic uncertainty in Canada and abroad. Now more than ever, New Brunswickers need proven leadership and a steady hand at the wheel.

The people of New Brunswick can be confident that we are planning and preparing to immediately deal with any crisis that may arise.

The Department of Finance and Treasury Board now projects that the New Brunswick economy will expand by 1.2 per cent in 2020. Continued population growth combined with the ratification of the Canada-United States-Mexico Agreement, and increased production in the mining and manufacturing sectors will all contribute to improved growth. Further details on New Brunswick's economic growth prospects are provided in the *2020–2021 Economic Outlook*.

Revenues are projected to grow by 3.4 per cent for 2020–2021. While equalization is responsible for some of this increase, we are also seeing growth in our own source revenue and we must consider all our revenue sources when we make budget decisions.

That is part of responsible financial management.

Spending is expected to grow by 3.5 per cent for 2020–2021.

Mr. Speaker, with a projected surplus of $92.4 million, New Brunswickers will see a surplus for the fourth consecutive year, an accomplishment we can all be proud of. Furthermore, we will see continued progress on paying down our debt. Through our efforts, net debt will be reduced by $129.3 million in 2020–2021.

Dependable public health care

Mr. Speaker, health care has been a front-page topic over the last year, especially over the last few months. Health care will undoubtedly continue to be a critical part of our collective discussion for months to come.

Our government has made a commitment to engage with citizens, the health care community, community leaders, and health care organizations in an unprecedented discussion and consultation to define our future health care system together.

Indeed, we are committed to a summit that will allow for an independent and transparent discussion about the future of health care in New Brunswick, and support the development of recommendations to strengthen our health care system.

The people of New Brunswick know that the current system will not be able to keep up if we don't find ways of mitigating the demographic wave coming at us.

In the meantime, we must continue taking action to deal with immediate pressures.

New Brunswick has reached a tipping point in the delivery of health care services. We are now facing major labour shortages. In the last 16 months alone, we've seen 27 service interruptions, meaning people could not get the critical surgeries and services they needed.

If we do nothing, this situation will only get worse.

Maintaining the status quo will not work. As economist Richard Saillant recently said in a CBC radio interview, "The system has already been brought down to its knees."

We must act now to address these challenges.

We need to be realistic. Health care costs continue to rise. Our challenges will not be met through increased expenditures alone. We must adopt new and innovative ways to ensure we provide the health services our citizens deserve.

We have learned only too well how difficult health reforms can be. We must have meaningful consultations with stakeholders to ensure we get it right so that our health care system can be sustainable and dependable for many years to come.

Due to the pressure our health care system is under, we will be allocating more than $2.9 billion this year, a 3.9 per cent increase over the 2019–2020 budgeted amount, which is double the rate of inflation expected for New Brunswick and the largest increase in the health care budget in a decade.

Strong fiscal management allows us to undertake the following initiatives.

$1.5 million will be added to our provincial vaccination program so that all New Brunswickers will have access to free flu shots to protect themselves and their families.

An Immunization Registry will be launched.

To improve access to care, we are continuing to recognize the practice of pharmacists and increasing their scope to diagnose and treat uncomplicated cases of urinary tract infections and to refill certain prescriptions. All of these measures will make it easier to access needed health care and save unnecessary visits to doctors' offices.

TeleCare 811 services will be renewed and modernized.

All certified advanced care paramedics will be allowed to practice to their full scope to enhance response capabilities across the province.

To ensure every New Brunswicker can access timely emergency services, government will also grow the Ambulance New Brunswick vehicle fleet through the introduction of new dedicated multi-patient transport units, as well as a new class of bariatric vehicles.

Currently, average wait times for knee and hip surgeries are well over one year, which is double the national average. This is unacceptable. We will create a dedicated operating room at St. Joseph's Hospital in Saint John and increase capacity across other sites in the province to enable more orthopedic surgeries. This will allow us to eliminate the number of patients waiting more than a year and put us on a path towards meeting national clinical benchmarks.

A new surgical suite will be opened at the Dr. Georges-L.-Dumont University Hospital Centre, increasing their number of operating rooms and decreasing wait times across all specialty areas.

An additional $6.2 million will be added to oncology drug funding and CAR-T therapies to more effectively treat cancer.

New Brunswick women who participate in the Breast Cancer Screening Program will now get breast density information directly, along with the results of their screening mammograms.

We will work with the Women's Equality Branch to further implement the framework in relation to sexual violence, to support victims and provide critical public education and awareness.

These are just some of the initiatives that we are able to undertake by focusing on priorities and managing smarter. When it comes to the health of our people, we must always strive to do better.

Population trends are contributing to the rising demand for health services. Now consider our ability to supply those important services when we need 1,300 more nurses over the next decade just to maintain what we have. As well, 40 per cent of our lab technicians are due to retire over the next five years.

If we do nothing, our ability to deliver quality health care services will be further compromised.

But we are taking action.

Over the next four years, our government will allocate nearly $3.5 million to make New Brunswick a destination of choice for professional nurses.

Working with our partners, we have developed a nursing resource strategy that will help address our nursing shortage.

We took the politics out of developing this strategy by working with a steering committee which included representatives from the Association of New Brunswick Licensed Practical Nurses, the Department of Health, the Department of Post-Secondary Education, Training and Labour, the Department of Social Development, the Nurses Association of New Brunswick, the New Brunswick Association of Nursing Homes, the New Brunswick Nurses' Union, regional health authorities, Université de Moncton, and the University of New Brunswick.

The strategy contains 21 action items, including: recruiting internationally educated nurses; creating an assessment program for internationally and Canadian-educated nurses in New Brunswick; creating a process to offer permanent employment (full-time and part-time) to New Brunswick graduates and registered nurses recruited from other provinces or countries; and developing promotional packages to attract students to New Brunswick universities and registered nurses to the New Brunswick workforce.

I want to thank our partners for their important contributions that are helping New Brunswick face its nursing challenges head-on.

Mr. Speaker, nurse practitioners are playing a critical role in improving access to primary health care in New Brunswick. We will be strategically placing 26 nurse practitioners in emergency departments and clinics around the province.

Eighteen of these nurse practitioners will be in clinics in Saint John, Moncton and Fredericton. These clinics could take up to 18,000 people off the waiting list for a primary health care provider.

Allocating $4.2 million to this initiative is an important step forward in reducing wait times at four larger emergency departments and reducing the provincial waiting list for a family doctor or nurse practitioner by more than half.

To further support the profession, our government will create a Nurse Practitioner Training Incentive Program that will include salary replacement and return of service elements. Taking this step will respond to the growing need for nurse practitioners and provide an opportunity for our registered nurses to pursue additional studies.

In collaboration with the regional health authorities and the New Brunswick Medical Society, government will replace the billing number system with a joint Physician Resource Plan, which will include a $5-million rural incentive program to ensure that rural New Brunswick maintains and gains new physician resources in the years to come.

Mr. Speaker, one of the pressures faced by the health care system is the number of Alternative Level of Care (ALC) patients in our hospitals. To help ease this pressure our government will allocate $5.0 million to help move ALC patients out of our hospitals.

This funding will deliver increased medical oversight in special care homes, the conversion of some assisted-living rooms to nursing home beds, and increased per diem rates to help special care homes undertake renovations so they can accommodate individuals with physical care needs or dementia.

Mr. Speaker, the last time social assistance rates increased was in April 2014, while single employable clients have not seen an increase since 2010.

This is unacceptable, and our government is taking action.

I am pleased to note that our government will provide $5.4 million to increase social assistance rates under the Transitional Assistance Program, Transitional Assistance Program – Single Employable, and the Extended Benefit Program. In addition, social assistance rates will now be indexed to growth in the Consumer Price Index, which will benefit approximately 15,000 New Brunswickers.

Mr. Speaker, there are New Brunswickers who struggle with mental health issues every day. They often suffer in silence. We have seen suicide become a province-wide crisis.

We must do better.

We must recognize the importance of working together to address the complex issues surrounding mental health. This cannot be the sole responsibility of any one organization. Addressing our mental health challenges involves our health care system, our social programs, and our schools.

We must work together.

Recognizing the urgency in addressing the mental health crisis in New Brunswick, our government will allocate $5.5 million to mental health programs in social development, health care, and education.

This means $3.0 million to improve access to mental health services across the province.

It means $1.4 million to better prepare our schools to address the mental health needs of our students.

It means $1.1 million to improve access to addiction and treatment programs. This includes funding for Portage Atlantic and to improve services at Ridgewood Addiction Services in Saint John for high-risk and high-need individuals experiencing substance use and mental health issues.

We are proud of our partnership with the Saint John Police Force in creating the Integrated Mobile Crisis Response Team. This project comes as a direct result of the mental health roundtables that were held last fall. This collaboration between the police force and Addiction and Mental Health Services will provide on-site assessments as well as specialized crisis intervention.

Mr. Speaker, the human services sector is facing significant challenges with the recruitment and retention of workers. In support of the challenges this sector faces, I am pleased to announce government will provide nearly $4.2 million this year to increase wages for workers in ADAPT agencies, community residences, and home support services.

World-class education

Mr. Speaker, we are all proud of the success we have experienced recently with respect to growing our population. This growth has also translated into a notable reversal of the trends we saw in recent years when enrolment in our schools was on the decline.

Total student population increased by nearly 1,100 students in the 2019–2020 school year, and enrolment is expected to continue to grow. I am encouraged by this progress and happy to see this growth in our student population.

This increase means we will invest $7.1 million to hire more teachers for the upcoming school year.

Teachers, educational assistants, and support teachers are facing classrooms with challenges that could not have been imagined a generation ago. Our government also recognizes that classroom composition is a recurring challenge.

While the benefits of a diverse and inclusive classroom are well documented, the composition of New Brunswick classrooms is becoming more varied and that can have negative and positive effects on every student. This is why we will be providing $3.0 million to support our educators in facing the challenges of teaching in modern schools. Our teachers are under enormous pressure, and we cannot expect them to deliver if we do not give them the resources they need.

Our government will also provide an additional $6.1 million to address the growth in demand for educational assistants across the province.

The research is clear – students cannot learn if they are hungry. New Brunswick is the only province without a school food program. With this budget, that will change. We are investing $200,000 in a pilot school food program. This is phase one in a two-phase program that will see school food programs available in every school in New Brunswick in 2021–2022, with an expected investment of $1.0 million.

Currently, only 46 per cent of Grade 10 students in the Anglophone sector have achieved a conversational level of French or higher through existing programs. We are also facing a serious shortage of French language teachers.

Clearly, we need to find better ways to provide high quality French language training to our children.

Rather than introducing wholesale system-wide changes and hoping for the best, our government is committed to prototyping an evidence-based alternative for French language learning.

Our government will provide $1.3 million to work with 12 schools to create new opportunities for learning French as a second language in our elementary, middle, and high schools. These models will be tested and evaluated to help us determine the best way forward in ensuring that all students are able to acquire at least a conversational level of French.

The world we live in is constantly changing. The speed of recent social, economic and technological change is exponential. In addition, we are faced with growing and increasingly complex challenges and issues, both local and global, demographic, economic, environmental and geopolitical, to name but a few. It is in this new context that we must rethink the definition of a real quality education.

It is therefore essential to invest in this change, in re-imagining the school so that it becomes an environment in which the educational experience enables each student to feel confident that he or she has the skills needed to develop his or her life and career plan, and to thrive in a complex and turbulent world, to reflect on new situations and to reinvent the world in which they live.

To support this transformation, $1.1 million will be invested in the Francophone sector to support change leadership with school administrators, and further career exploration for students.

We recognize the importance of early childhood education and will provide a further 75 cents per hour wage increase for early childhood educators. This funding will further support the recruitment and retention of qualified early childhood educators.

Education is not a partisan issue and we are pleased to recognize the accomplishments we build on, where the foundations were laid by other governments. We all win when a program succeeds in improving the lives of New Brunswickers.

Energized private sector

Mr. Speaker, while we are starting to see progress in energizing our private sector, we recognize that we must do better.

In 2019, we saw our population grow at a rate not seen in a generation. Our labour force and employment both grew at a rate not seen in a decade, and we are starting to see the gap between private and public investment widen.

However, we can and must do better, and it all starts with creating the conditions for growth in New Brunswick.

For far too long, government turned to the tax system to solve its fiscal challenges. This led to a significant increase in the tax burden for New Brunswick families and businesses.

This must stop today.

Our government has committed to reducing taxes on New Brunswickers at a time when it was fiscally responsible to do so. Given the progress we have made since taking office, I am proud to say that today we start down the path towards lower taxes.

Mr. Speaker, a long-standing criticism of New Brunswick's provincial property tax system is often referred to as the double-taxation of residential non-owner-occupied housing. The combined effect of municipal and provincial taxes results in a comparatively high overall property tax burden.

As we committed to in 2018, in the 2021 taxation year we will start reducing the property tax rate on residential non-owner-occupied properties over a four-year period. Once fully implemented, this will mean that property owners in this category will pay $0.5617 per $100 of assessment – a 50 per cent reduction in the rate they are paying today and a reduction of 14.04 cents per year until 2024.

We have heard from the business community that there is a need to address the high tax burden and cost pressures it faces. While there are a variety of measures that we could take, we have chosen to lower the provincial non-residential property tax rate. Over a four-year period, the provincial non-residential property tax rate will go from $2.1860 per $100 of assessment to $1.8560 – a reduction of 8.25 cents per year until 2024.

Mr. Speaker, combined these measures will return nearly $100 million to the New Brunswick economy. This is an important first step in making the New Brunswick tax system more competitive.

This measure will have meaningful benefits in all regions, from our rural regions to our urban centres.

We have taken a balanced approach.

We have heard New Brunswickers.

We have heard the business community.

We generate a budget surplus to lift the burden off the backs of future generations. We are lifting the tax burden to make life more affordable. And we are investing in priorities to help the people of New Brunswick.

As these tax changes mature, we will be watching the economic data closely for signals that today's measures have had their desired effect. It is important for the New Brunswick taxation system to be competitive with other jurisdictions.

Mr. Speaker, our government also recognizes the financial strain that student debt puts on our young people as they transition from post-secondary education to the labour market.

To reduce this burden, our government will lower interest rates on the provincial portion of student loans from the prime rate plus 2.5 per cent to the prime rate. This change will mean that an individual with a $10,000 provincial student loan will save nearly $1,300 over a 10-year period.

Mr. Speaker, the private sector is experiencing labour force challenges similar to those in the public sector.

It means that we have to work harder and be more creative in finding workers and delivering services.

It also means that we have to put the supports in place to help newcomers to our province.

Following the launch of a successful pilot project, our government will leverage federal funding of nearly $900,000 this year in a customized training program for newcomers with language barriers.

We note the extraordinary efforts being taken by private companies and communities like Saint-Quentin, Richibucto, St. George, Chipman, and McAdam. They are examples of small municipalities who have taken the bull by the horns in seeking and inviting newcomers, and we salute them.

Mr. Speaker, with our demographics, we need to open the door to job opportunities in non-traditional roles for segments of our population. As of 2019, only nine per cent of workers in the construction trades were women.

We are working to change this, as our government will leverage federal funding of $464,000 to support the creation of sustained, healthy, and respectful workplace environments for women working in construction.

Mr. Speaker, for far too long we have heard from members of the business community that government regulation and red tape are significant barriers to the operation of their businesses.

We are changing this.

We are working to ensure that business owners spend less time navigating rules and regulations, and more time running their businesses and growing our economy. Business navigators have been established through Opportunities NB to provide valuable support in navigating government bureaucracy. This program is helping business with regulatory needs such as inspections, licensing, fees, and permits.

But we can do better.

We must be bold enough to aim higher and make the right changes to facilitate private investment and spur business growth. That includes pursuing innovative technologies to boost the competitiveness of traditional resource sectors, more aggressively supporting export growth in key international markets, and focusing upon the areas where the province has a clear advantage.

These initiatives include:

- Working with the federal government to increase immigration to 10,000 people per year by 2027.
- Creating a program to help newcomers obtain faster recognition for credentials and to help them cut through the red tape of opening a business, thereby increasing the likelihood they will remain in New Brunswick.
- Launching a special service for large-scale projects to help proponents navigate the regulatory and approval process.
- Opening new offices in Europe and India to increase and diversify exports, and to attract international talent and investments.
- Standardizing economic development funding to reduce duplication, improve oversight, and maximize results.
- Adjusting policy and regulation to facilitate the development and introduction of emerging technologies.
- Investing in globalizing the New Brunswick brand to support growth.

We have a strategy to act more aggressively over the coming three to five years to promote growth. These include:

- Creating strategic networks that connect businesses in new ways across the province to take advantage of lower production costs, which can result from combining their efforts for export and research.
- Supporting the growth of the manufacturing and services sectors through innovative technology.

- Attracting clusters in three emerging sectors: cybersecurity, digital health, and energy innovation.

We have also launched a government-wide initiative to measure and reduce the regulatory burden experienced by New Brunswick businesses with a target to reduce it by $14 million by March 2021.

We are already seeing these actions make a difference in the eyes of the business community. In the annual Red Tape Report Card from the Canadian Federation of Independent Business, New Brunswick received a B+. This is an improvement over the C- the province received in 2018 and is the highest grade we have seen in the past decade.

We will continue to take an aggressive approach to removing barriers to growth. Anyone who wants to own and operate a business in this province will be doing so in one of the most competitive environments for private sector growth in the country.

As a result of the Brunswick Lead Smelter closure, a Steering Committee supported by the Labour Force and Economic Development sub-committees has been put in place to support the 400 impacted jobs and those jobs lost across the supply chain. Our government has committed over $500,000 in funding to support activities such as: employment counselling, job fairs, recruitment efforts, training initiatives, engagement with stakeholders, research, and economic development activities.

Vibrant and sustainable communities

Mr. Speaker, climate change is one of the greatest challenges of our time, and our citizens deserve forward thinking and strong leadership. There is a growing environmental consciousness amongst all of us, and responsible governments must act.

Protecting our environment and growing our economy are not mutually exclusive. We can, and we are doing both.

Our made-in-New Brunswick carbon pricing plan allows us to focus on climate action initiatives. We developed a tax on carbon emitting products that was accepted by the Government of Canada. This plan, effective April 1, 2020, includes a price on carbon of 6.63 cents per litre on gasoline and 8.05 cents per litre on diesel.

Moreover, as part of our plan, we will be protecting consumers and bringing greater parity to fuel prices across Atlantic Canada.

Effective April 1, 2020, the gasoline tax will decrease by 4.63 cents per litre from 15.5 cents to 10.87 cents per litre. The motive fuel (diesel) tax will decrease by 6.05 cents per litre from 21.5 cents to 15.45 cents per litre.

With this reduction, there will be an effective price on carbon of two cents per litre in 2020–2021 on gasoline and motive fuels.

But this plan is contingent upon legislation passing in this House and receiving Royal Assent prior to April 1, 2020.

The net proceeds through the price on carbon will see an estimated $36 million invested in climate change initiatives. An additional $9 million will be invested in a funding mechanism to ensure competitiveness of the natural gas distribution system.

This government was proud to lead in the creation of the Standing Committee on Climate Change and Environmental Stewardship. This will not be a temporary committee; it will be permanent, because we recognize that climate change is an enduring challenge and we must act over the long-term.

Over the last year, we have met on numerous occasions with the Union of the Municipalities of New Brunswick, l'Association francophone des municipalités du Nouveau-Brunswick, and the Cities of New Brunswick Association; we've heard their views and we intend to work with them.

We are committed to meaningful municipal reforms across New Brunswick. We want to encourage regional collaboration and cooperation.

Mr. Speaker, a year ago, we continued the work of the previous government in tackling an unsustainable situation the City of Saint John has found itself in.

We have rolled up our sleeves and we have an agreement with the City of Saint John, and we are working alongside the Saint John Common Council, neighbouring municipalities, and Local Service Districts. We are encouraged by the leadership shown by the City of Saint John and the broader region.

We will not let the City of Saint John fail.

Our work with the City of Saint John and the surrounding communities is an important pilot project and will inform work we do across New Brunswick.

In addition, Mr. Speaker, we are undertaking a review of the assessed value of large industrial facilities to ensure that the property taxes these facilities pay reflect their market value.

Mr. Speaker, we believe that a vibrant community means having strong arts and sports communities. For far too long, we have neglected the important contributions these communities make.

For the first time in nearly two decades, we will increase funding to the Arts Development Trust Fund by $500,000, a 70 per cent increase over the 2019–2020 level.

Similarly, with a $500,000 increase, the Sports Development Trust Fund will be doubled over the 2019–2020 level.

The increases in these two funds will provide an important boost to artists and sports organizations alike throughout the province.

Mr. Speaker, the New Brunswick Legal Aid Services Commission (NBLASC) plays an important role in ensuring that those most in need have access to services to resolve their legal issues and improve their quality of life.

Timely access to legal services is an important part of ensuring social justice is available to all New Brunswickers, not just those who can afford it.

Funding growth in recent years has stagnated and has put added pressure on the legal aid system.

With this in mind, I am pleased to announce that government will be investing an additional $1.6 million in the NBLASC, thereby improving access to legal services for those New Brunswickers who need the support.

Mr. Speaker, the Department of Social Development continues to provide care for New Brunswickers who need support. That includes children in the care of the Minister. A great deal of work has been underway for the past year to improve the services offered to children in care, and we are looking at new and innovative ways to provide that care.

Many of these children live with foster families who provide a safe and secure home for them. Our government will better recognize the increasing costs associated with raising children by providing a 25 per cent increase in the rates paid to foster caregivers.

We know that too many New Brunswickers continue to struggle with homelessness and a lack of affordable housing. In conjunction with the new National Housing Strategy, we will continue to provide funding for projects that will increase the availability of additional affordable housing units in all corners of the province. We will also partner with the federal government in a new initiative called the Canada Housing Benefit, which will provide funding directly to New Brunswick families to assist them with their housing costs.

Mr. Speaker, the decisions we make and the policies that are put in place impact men and women differently. A budget that supports vibrant and sustainable communities is one that understands the impacts it is having on all New Brunswickers.

I am proud that for the first time ever, as part of their submissions, departments were required to include a gender impact assessment.

Recognizing the importance of the duty to consult with Aboriginal people about matters that may adversely impact established or asserted Aboriginal and treaty rights, the province, through the Department of Aboriginal Affairs, has budgeted $800,000 to ensure core funding for resource development consultation coordinator positions within First Nation communities. This core funding provides stability for the coordinator role, as these individuals are responsible for participating in consultations with the province and proponents, and acting as liaisons between the community, Chief and Council, government, and proponents.

Due to the success of the first ever Premier/Chiefs meeting, a second meeting has been scheduled for late March. This opportunity creates an environment to strengthen relationships while providing a forum to discuss topics of importance between our governments.

While this is an important first step, I recognize that this is just a start, and more needs to be done to fully understand and communicate the impact our decisions will have on all genders and our diverse population.

Affordable and responsive government

Mr. Speaker, today's budget is about building on the momentum we have established since forming government, lowering our debt, addressing priority areas and putting money back into the pockets of New Brunswickers.

It is about taking action.

By managing our spending closely, we have begun to reduce the debt burden we face as a province. This progress allows us to improve our tax competitiveness, while also improving services to New Brunswickers.

In addition, to further ensure continued fiscal progress in our province, we are acting on the recommendation of the Auditor General and publishing, for the first time ever, multi-year net debt reduction targets and net debt-to-GDP targets.

Acting responsibly and setting these targets will help keep us on a path towards fiscal sustainability. Taking this step will see us reduce net debt by $530 million over four years and, combined with economic growth, our net debt-to-GDP ratio is projected to fall to 32.0 per cent by 2023–2024.

This strategy will improve our financial flexibility, put us on a path towards credit rating upgrades, and help reduce debt servicing costs. These outcomes are already allowing our government to invest more aggressively in priority areas.

The steps we are taking today position New Brunswick for a better tomorrow, a tomorrow with clear, measurable results that New Brunswickers will feel.

Multi-Year Plan ($ millions)

	2020–2021 Budget	2021–2022 Plan	2022–2023 Plan	2023–2024 Plan
Revenue	10,278	10,514	10,656	10,819
Expense	10,186	10,440	10,607	10,769
Surplus (Deficit)	92	74	49	50
(Increase) / Decrease in Net Debt	129	126	126	149
Net Debt-to-GDP (%)	34.7%	34.0%	33.0%	32.0%

Conclusion

Mr. Speaker, I hope that all members of this House will see in this budget that it can be done.

We can live within our means.

We can provide improved and better services to the people of New Brunswick.

And, we can begin to reduce the tax burden on the hard-working people of this province.

Why was it impossible to believe that this could be done?

Maybe because it came down to a choice our predecessors would not make.

We have the determination, the discipline to make it happen.

All New Brunswickers can be proud that their province can stand tall.

Above all, we have a plan and it's working.

Mr. Speaker, it's just a start.

We are implementing a plan that is working.

We are delivering with a balanced approach.

Mr. Speaker, we are back on track. But there is more to do.

Thank you.

APPENDIX: SUMMARY BUDGET INFORMATION

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
Thousands
$

	Year Ending March 31		
	2020 Estimate	**2020 Revised**	**2021 Estimate**
Revenue			
Ordinary Account	9,455,178	9,486,940	9,839,358
Capital Account	22,545	27,650	38,873
Special Purpose Account	74,693	88,015	91,591
Special Operating Agencies (net)	87,792	130,706	97,077
Sinking Fund Earnings	205,490	204,500	211,170
Total Revenue	**9,845,698**	**9,937,811**	**10,278,069**
Expense			
Ordinary Account	9,013,335	8,998,342	9,342,171
Capital Account	129,788	122,221	124,071
Special Purpose Account	80,878	96,651	97,694
Special Operating Agencies (net)	94,031	125,362	102,390
Amortization of Tangible Capital Assets	504,525	497,480	519,337
Total Expense	**9,822,557**	**9,840,056**	**10,185,663**
Surplus (Deficit)	**23,142**	**97,755**	**92,406**

COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
Thousands
$

	Year Ending March 31		
	2020 Estimate	2020 Revised	2021 Estimate
Net Debt - Beginning of Year....................................	**(14,104,782)**	**(13,958,847)**	**(13,810,476)**
Changes in Year			
Surplus (Deficit)..	23,142	97,755	92,406
Investments in Tangible Capital Assets........................	(478,459)	(446,864)	(482,446)
Amortization of Tangible Capital Assets.......................	504,525	497,480	519,337
(Increase) Decrease in Net Debt...............................	**49,208**	**148,371**	**129,297**
Net Debt - End of Year..	**(14,055,575)**	**(13,810,476)**	**(13,681,179)**
Net Debt-to-GDP Ratio..	**37.0%**	**36.3%**	**34.7%**

TOTAL REVENUE
2020–2021
Thousands
$

DEPARTMENT	ORDINARY ACCOUNT	CAPITAL ACCOUNT	SPECIAL PURPOSE ACCOUNT	SPECIAL OPERATING AGENCIES	TOTAL
Agriculture, Aquaculture and Fisheries	10,503	-	-	-	10,503
Education and Early Childhood Development	33,183	-	54,090	-	87,273
Environment and Local Government	3,803	-	9,500	-	13,303
Finance and Treasury Board	8,517,789	-	1,466	-	8,519,255
General Government	2,710	-	-	-	2,710
Health	70,223	-	1,500	-	71,723
Justice and Office of the Attorney General	7,092	-	599	-	7,691
Legislative Assembly	495	-	-	-	495
Natural Resources and Energy Development	82,062	100	7,690	-	89,852
Opportunities New Brunswick	7,240	-	-	-	7,240
Other Agencies	643,300	-	-	-	643,300
Post-Secondary Education, Training and Labour	164,032	-	3,375	6,270	173,677
Public Safety	217,426	-	10,735	-	228,161
Regional Development Corporation	-	-	-	100,777	100,777
Social Development	83,652	50	692	-	84,394
Tourism, Heritage and Culture	3,540	-	2,659	6,140	12,339
Transportation and Infrastructure	7,511	38,723	685	90,300	137,219
Sub-Total	**9,854,561**	**38,873**	**92,991**	**203,487**	**10,189,912**
Sinking Fund Earnings	-	-	-	-	211,170
Inter-account Transactions	(15,203)	-	(1,400)	(106,410)	(123,013)
TOTAL REVENUE	**9,839,358**	**38,873**	**91,591**	**97,077**	**10,278,069**

COMPARATIVE STATEMENT OF ESTIMATED ORDINARY ACCOUNT REVENUE BY SOURCE
Thousands
$

| | Year Ending March 31 | | |
	2020 Estimate	2020 Revised	2021 Estimate
Taxes			
Personal Income Tax	1,773,000	1,886,000	1,902,000
Corporate Income Tax	381,000	331,800	367,900
Metallic Minerals Tax	1,900	1,000	1,900
Provincial Real Property Tax	538,000	538,000	538,000
Harmonized Sales Tax	1,539,100	1,500,600	1,538,300
Gasoline and Motive Fuels Tax	282,000	289,000	206,000
Carbon Emitting Products Tax	-	-	129,000
Tobacco Tax	141,000	125,000	124,000
Pari-Mutuel Tax	500	500	500
Insurance Premium Tax	60,200	60,500	61,400
Real Property Transfer Tax	28,000	31,500	28,000
Financial Corporation Capital Tax	25,000	25,000	25,000
Cannabis Duty	8,250	4,000	7,000
Penalties and Interest	13,000	15,500	14,500
Sub-Total - Taxes	**4,790,950**	**4,808,400**	**4,943,500**
Return on Investment	245,651	256,316	245,926
Licences and Permits	163,937	163,973	163,028
Sale of Goods and Services	457,865	466,269	475,275
Royalties	69,730	70,485	70,085
Agency Revenues	164,000	154,400	169,200
Fines and Penalties	6,608	6,623	6,605
Miscellaneous	84,630	87,008	75,519
TOTAL - OWN SOURCE REVENUE	**5,983,371**	**6,013,474**	**6,149,138**
Unconditional Grants – Canada			
Fiscal Equalization Payments	2,023,210	2,023,210	2,210,279
Canada Health Transfer	832,746	835,151	860,159
Canada Social Transfer	300,851	301,722	308,633
Other	1,866	1,866	1,866
Sub-Total - Unconditional Grants – Canada	**3,158,673**	**3,161,949**	**3,380,937**
Conditional Grants – Canada	328,253	326,461	324,486
TOTAL - GRANTS FROM CANADA	**3,486,926**	**3,488,410**	**3,705,423**
Sub-Total	**9,470,297**	**9,501,884**	**9,854,561**
Inter-account Transactions	(15,119)	(14,944)	(15,203)
TOTAL - ORDINARY ACCOUNT REVENUE	**9,455,178**	**9,486,940**	**9,839,358**


TOTAL EXPENSE
2020–2021
Thousands
$


DEPARTMENT	ORDINARY ACCOUNT	CAPITAL ACCOUNT	SPECIAL PURPOSE ACCOUNT	SPECIAL OPERATING AGENCIES	TOTAL
Agriculture, Aquaculture and Fisheries.......	40,178	300	-	-	40,478
Education and Early Childhood Development.............................	1,351,299	400	52,889	-	1,404,588
Environment and Local Government..........	160,772	1,000	9,500	-	171,272
Executive Council Office............................	14,064	-	-	-	14,064
Finance and Treasury Board.....................	27,585	-	1,466	-	29,051
General Government.................................	980,676	-	-	-	980,676
Health...	2,915,003	24,000	1,500	-	2,940,503
Justice and Office of the Attorney General..	57,662	-	599	-	58,261
Legislative Assembly.................................	31,801	-	-	-	31,801
Natural Resources and Energy Development...	97,089	5,528	7,645	-	110,262
Office of the Premier.................................	1,492	-	-	-	1,492
Opportunities New Brunswick....................	38,624	-	-	-	38,624
Other Agencies..	417,277	-	-	-	417,277
Post-Secondary Education, Training and Labour...	642,035	2,000	3,375	6,505	653,915
Public Safety..	229,242	-	13,515	-	242,757
Regional Development Corporation...........	65,465	40,000	-	106,584	212,049
Service of the Public Debt.........................	631,000	-	-	-	631,000
Social Development...................................	1,289,113	12,000	2,665	-	1,303,778
Tourism, Heritage and Culture...................	54,386	10,120	2,640	5,911	73,057
Transportation and Infrastructure...............	321,346	503,834	1,900	89,800	916,880
Total Expenditure	**9,366,109**	**599,182**	**97,694**	**208,800**	**10,271,785**
Investment in Tangible Capital Assets.......	(7,335)	(475,111)	-	-	(482,446)
Inter-account Transactions.........................	(16,603)	-	-	(106,410)	(123,013)
Amortization of Tangible Capital Assets.....	-	-	-	-	519,337
TOTAL EXPENSE	**9,342,171**	**124,071**	**97,694**	**102,390**	**10,185,663**